SCHNEIDER WEINBERGER & BEILLY LLP
                                Attorneys-at-Law

                    2200 Corporate Boulevard, N.W., Suite 210
                         Boca Raton, Florida 33431-7307

                                                                     Telephone
James M. Schneider, P.A.                                          (561) 362-9595
Steven I. Weinberger, P.A.
Roxanne K. Beilly, P.A.                                              Facsimile
                                                                  (561) 362-9612

                                 April 12, 2005

VIA EDGAR

United States Securities and Exchange
         Commission
450 Fifth Street, NW
Washington, D.C. 20549
Att:     Pamela Long, Assistant Director

         RE:      LIFESTREAM TECHNOLOGIES, INC.
                  AMENDMENT NO. 1 TO FORM SB-2 FILED MARCH 7, 2005 FILE NO. 333-121991

Gentlemen:

         We are counsel to Lifestream Technologies, Inc. Reference is made to amendment no. 1 to the registration statement on Form SB-2 filed by Lifestream Technologies, Inc. (the "Company") on March 7, 2005 (the "Registration Statement"), and the Staff's comments under cover of its letter dated March 21, 2005.

         Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement ("Amendment No. 2"). Amendment No. 2 includes updated disclosure, including in response to the Staff's comments. The following numbered responses correspond to the Staff's numbered comments in its March 21, 2005 letter.

         In response to the Staff's comments, we have been requested to advise you as follows:

Form SB-2
---------

Risk Factors - Page 3
---------------------

         1. The last paragraph of this section has been deleted to remove any inference that any material risks have not been disclosed.

United States Securities and
  Exchange Commission

April 12, 2005
Page 2 of 4


The lack of Medicare - Page 8
-----------------------------

         2. The prospectus has been revised to remove the statement that
"Congress is favorably considering reimbursement....".

Consumer Marketplace - Page 11
------------------------------

         3. The prospectus has been revised to expand disclosure to clarify how our products can be used to provide data that the NCEP recommends.

Sales Concentrations with Major Customers - Page 12
---------------------------------------------------

         4. The prospectus has been revised to identify the lost customer.

Intellectual Property - Page 13
-------------------------------

         5. Amendment No. 1 added a paragraph under Intellectual Property to describe the Company's patents in detail. However, the prospectus included in Amendment No. 2 has been further revised to clarify that the HDL test strip covered by our patent is not the same test strip that is used in our current cholesterol monitor. The total cholesterol test strip used in our cholesterol monitor is supplied to us by Roche and is proprietary to Roche. Under a distribution agreement, Lifestream has been granted exclusivity to sell Roche's total cholesterol test strip in the United States. Should the Company lose its exclusivity for the Roche total cholesterol test strip it could be subject to increased competition, including from Roche.

Management's Discussion and Analysis of Financial Condition and
---------------------------------------------------------------
Results of Operations - Page 19
-------------------------------

         6. Management's Discussion and Analysis or Plan of Operation has been updated to reference "Business - Sales Concentrations with Major Customers" for further discussion regarding sales of our products on a home shopping network. The "Business - Sales Concentration with Major Customers" section of the prospectus has been revised to clarify the nature of our sales to the home shopping network.

Consolidated Results of Operations; Fiscal 2004 - Page 22
---------------------------------------------------------

         7. The prospectus has been revised to expand the discussion of operating expenses and quantifies the impact of significant factors on operating expenses.

Security Ownership of Certain Beneficial Owners - Page 39
---------------------------------------------------------

         8. The prospectus has been revised to identify and reconcile the 69.6 million shares of common stock into which the promissory notes held by RAB would

United States Securities and
  Exchange Commission

April 12, 2005
Page 3 of 4

convert with the amounts of those notes and the conversion rates as disclosed in the section "Certain Relationships and Related Transactions."

Executive Compensation - Page 33
--------------------------------

         9. The prospectus has been revised to further clarify the background of the reduction in salary by Mr. Maus and Mr. Siemens. The Company does not believe that there is any deferred compensation for either Mr. Maus or Mr. Siemens. The salary reductions were not deferrals, but rather an agreed upon reduction in salary with no required payment for the reductions incurred. The stock compensation later issued to Mr. Maus and Mr. Siemens were post reduction salary payments subsequently authorized by the Board of Directors of Lifestream.

Description of Securities - Page 40
-----------------------------------

         10. Disclosure has been expanded to generally describe the provision of Nevada law relating to indemnification. Additional disclosure has been provided to describe the limitation on liability provision of the Company's bylaws.

FINANCIAL STATEMENTS - PAGE F-1
-------------------------------

Notes to Financial Statements Page F-9
---------------------------------------

Note 13.  Convertible Debt - Page F-16
--------------------------------------

         11. The prospectus has been revised to include a table detailing the items outlined in the Staff's comment, as well as the amortization of deferred financing expense during each period presented. We supplementally inform the Staff that there are many items included in the interest and financing expense line item as reported on the Company's consolidated income statement that are not related to convertible debt. Thus, the Company does not believe a complete reconciliation of interest and financing expenses by issuance in the convertible debt footnote would be meaningful. We have however included the amount of interest and financing expenses related to each convertible debt issuance in the table.

         12. The Company incorrectly classified its original issue discount as an asset rather than as a contra liability. After reviewing the impact of this misclassification, the Company has determined that the impact on the consolidated financial statements is not material for any periods presented. The Company will reclassify the original issue discount in its future filings.

         13. The convertible debt footnotes on page F-16 has been revised to indicate which notes were converted and disclose the carrying amount of each note and the unamortized discount on each note at the time of the conversion, as well as the number of common shares issued upon conversion.

United States Securities and
  Exchange Commission

April 12, 2005
Page 4 of 4

PART II
-------

Exhibits - Page II-10
---------------------

         14. We acknowledge the Staff's comment with respect to the Company's request for confidential treatment. The exhibit index has been revised to indicate that confidential treatment has been requested with respect to portions of the Polymer Technology Systems settlement agreement.

         15. Part II of the Registration Statement has been revised to include the consulting agreements referenced in the Staff's comment as additional exhibits.

         A currently dated consent of the Company's independent registered public accounting firm is filed as an exhibit to Amendment No. 2.

         Please note that Amendment No. 2 reflects (a) the resignation of Edward Siemens as the Company's Chief Operating Officer, (b) the resignation of William Gridley as a director of the Company, and (c) the appointment of Edward Siemens as an interim director. This information has been disclosed by the Company in a Current Report on Form 8-K filed on April 7, 2005. If you have any further questions or comments, please contact us.

                                           Very truly yours,
                                           SCHNEIDER WEINBERGER & BEILLY LLP


                                           By:  /s/ Steven I. Weinberger
                                                ------------------------
                                                Steven I. Weinberger